UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of December 2024

Commission File Number: 001-38607

ENDAVA PLC

(Translation of registrant’s name into English)

125 Old Broad Street

London EC2N 1AR

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F ☐ Form 40-F

Endava Announces Results of Annual General Meeting

At the Annual General Meeting of Endava plc (the “Company”) held on Thursday, December 12, 2024, all the resolutions set out in the Notice of Annual General Meeting sent to shareholders were duly proposed and passed. The results follow the recommendations that were made by the board of directors of the Company (the “Board” or the “Directors”). All resolutions were proposed and approved on a poll. Details of each of the resolutions (which are more particularly described in the Notice of Annual General Meeting) are as follows:

	Resolutions	Votes For	%	Votes Against	%	Votes Total	Abstentions
Ordinary Resolutions
1	To receive and adopt the Company’s annual accounts for the financial year ended June 30, 2024 and the associated reports of the Directors and auditors (the “2024 Annual Report and Accounts”).	167,604,908	99.97	58,197	0.03	168,028,913	365,808
2	To approve the Directors’ Remuneration Report contained in the 2024 Annual Report and Accounts.	155,447,944	92.72	12,207,186	7.28	168,028,913	373,783
3	To re-appoint PricewaterhouseCoopers LLP as the Company’s auditor to act as such until the conclusion of the next general meeting of the Company at which the requirements of section 437 of the Companies Act 2006 are complied with.	167,966,088	99.97	57,709	0.03	168,028,913	5,116
4	To authorize the Board to determine the auditor’s remuneration.	167,993,700	99.99	9,753	0.01	168,028,913	25,460
5	To re-elect Mr. J Cotterell as a Director.	167,706,858	99.82	298,152	0.18	168,028,913	23,903
6	To re-elect Mr. M Thurston as a Director.	164,936,042	98.17	3,067,396	1.83	168,028,913	25,475
7	To re-elect Mr. P Butcher as a Director.	167,961,694	99.98	41,245	0.02	168,028,913	25,974
8	To re-elect Ms. S Connal as a Director.	166,434,894	99.07	1,569,747	0.93	168,028,913	24,272
9	To re-elect Mr. B Druskin as a Director.	165,447,513	98.48	2,555,444	1.52	168,028,913	25,956
10	To re-elect MS. K Hollister as a Director.	165,033,176	98.40	2,691,925	1.60	168,028,913	303,812
11	To re-elect Mr. D Pattillo as a Director.	167,961,934	99.98	41,024	0.02	168,028,913	25,955
12	To re-elect Mr. T Smith as a Director.	162,802,259	96.90	5,200,654	3.10	168,028,913	26,000

The full text of each resolution passed at the Annual General Meeting held on Thursday, December 12, 2024 is set out in the Notice of Annual General Meeting, which is available for viewing on the Company’s website at investors.endava.com/financials-and-filings/AGM. The information contained in, or that can be accessed through, the Company’s website is not a part of this filing.

The information contained in this report on Form 6-K is hereby expressly incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-229213) and registration statements on Form S-8 (File Nos. 333-228717, 333-248904, 333-259900, 333-268067, 333-274571 and 333-282207), and any related prospectuses, as such registration statements may be amended from time to time, and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENDAVA PLC

Date: December 13 2024	By:	/s/ John Cotterell
Name: John Cotterell
Title: Chief Executive Officer